SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 5)

                                (FINAL AMENDMENT)

                          MICROWAVE POWER DEVICES, INC.
                            (Name of Subject Company)

                         ERICSSON MPD ACQUISITION CORP.
                                  ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                      (CUSIP Number of Class of Securities)

                             Lawrence F. Lyles, Esq.
                                  Ericsson Inc.
                                740 Campbell Road
                             Richardson, Texas 75081
                                  972-583-0000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                               011 44 20 7655 5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                    Amount of Filing Fee**
--------------------------------------------------------------------------------
          $98,505,933                                $19,701.19
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.70, the per share tender offer price, by 11,322,521, the sum of the 10,709,064 currently outstanding shares of Common Stock sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11, 2000.
**  Calculated as  1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $19,701.19    Filing Party: Ericsson MPD Acquisition
                                              Corp., Ericsson Inc., and
                                              Telefonaktiebolaget LM
                                              Ericsson (publ)
    Form or Registration No: Schedule TO  Date Filed: October 20, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|X|  amendment to Schedule 13D under Rule 13d-2.3

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

         This Amendment No. 5 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on October 20, 2000 by Ericsson MPD Acquisition Corp. a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of
Section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

        At 12:00 midnight, New York City time, on Monday, November 27, 2000, the Offer expired. Based on a preliminary count, approximately 10,384,051 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 35,560 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 96.83% of the outstanding Shares. On November 28, 2000, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Parent intends to effect the Merger of Purchaser with and into the Company as soon as practicable. Parent and Purchaser own a sufficient number of Shares to effect the Merger under Delaware General Corporation Law without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Merger, which Shares will be canceled without any conversion thereof and no payments or distributions will be made with respect thereto) will be canceled and converted into the right to receive $8.70 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(11).

Item 12. Material to be Filed as Exhibits.

(a)(1)          Offer to Purchase dated October 20, 2000.
(a)(2)          Form of Letter of Transmittal.
(a)(3)          Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000.
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit
                99.1 on the Schedule on TO-C filed by Purchaser on October 13,
                2000).
(a)(9)          Press Release issued by Ericsson on November 2, 2000.
(a)(10)         Press Release issued by Ericsson on November 20, 2000.
(a)(11)         Press Release issued by Ericsson on November 28, 2000.
(b)             None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company.
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company.
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between
                Ericsson and the Company.
(g)             None.
(h)             None.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 28, 2000

                                            ERICSSON MPD ACQUISITION CORP.


                                            /s/ Lawrence F. Lyles
                                            ------------------------------------
                                            Name:  Lawrence F. Lyles
                                            Title: President and Chairman

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2000

                                      ERICSSON INC.


                                      /s/ Lawrence F. Lyles
                                      -----------------------------------------
                                      Name:  Lawrence F. Lyles
                                      Title: Vice President and General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2000

                                          TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)


                                          /s/ Rolf Eriksson
                                          --------------------------------------
                                          Name:  Rolf Eriksson
                                          Title: Vice President

                                  EXHIBIT INDEX

Exhibit
  No.                      Description
-------                    -----------

(a)(1)          Offer to Purchase dated October 20. 2000. *
(a)(2)          Form of Letter of Transmittal. *
(a)(3)          Form of Notice of Guaranteed Delivery. *
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. *
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(7) Summary Advertisement as published in The Wall Street Journal on October 20, 2000. *
(a)(8) Joint Press Release issued by Ericsson and the Company on October 13, 2000 (incorporated by reference to Exhibit
                99.1 on the Schedule on TO-C filed by Purchaser on October 13,
                2000). *
(a)(9)          Press Release issued by Ericsson on November 2, 2000. *
(a)(10)         Press Release issued by Ericsson on November 20, 2000. *
(a)(11)         Press Release issued by Ericsson on November 28, 2000.
(b)             None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company. *
(d)(2) Stockholders' Agreement, dated as of October 12, 2000, among P arent, Purchaser and several stockholders of the Company. *
(d)(3) Non-Disclosure Agreement dated as of July 6, 2000 between Ericsson and the Company. *
(d)(4) Non-Solicitation Agreement dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000) between Ericsson and the Company. *
(g)             None.
(h)             None.


* Incorporated by reference to the Schedule TO, as amended, filed by Ericsson MPD Acquisition Corp., Ericsson Inc., and Telefonaktiebolaget LM Ericsson
  (publ) on October 20, 2000.

                                                                 Exhibit (a)(11)

                               ERICSSON COMPLETES
                 TENDER OFFER FOR MICROWAVE POWER DEVICES, INC.

ERICSSON (Nasdaq: ERICY) -- announced the completion of the tender offer by Ericsson for all of the outstanding shares of common stock of MPD, at a price of $8.70 in cash per share. The offer expired at 12:00 midnight, New York City time, on Monday, November 27, 2000.

Based on the latest count, 10,384,051 shares of MPD common stock had been tendered into the offer (including through notice of guaranteed delivery) prior to its expiration, which represents approximately 96.83% of the outstanding shares of MPD. All shares validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for payment.

Ericsson is expected to merge a wholly owned subsidiary with MPD as soon as practicable. Once the merger becomes effective, MPD will be a wholly owned subsidiary of Ericsson Inc.

Ericsson is the leading communications supplier, combining innovation in mobility and Internet in creating the new era of mobile Internet. Ericsson provides total solutions covering everything from systems and applications to mobile phones and other communications tools. With more than 100,000 employees in 140 countries, Ericsson simplifies communications for customers all over the world. Read more at http://www.ericsson.com/pressroom